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March 17, 2006


VIA EDGAR
---------
John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549


Re:      North American Insurance Leaders, Inc.
         --------------------------------------
         Registration File No. 333-127871

         Pre-Effective Amendment No. 5 to the
         Registration Statement on Form S-1


Dear Mr. Reynolds:


         On behalf of our client, North American Insurance Leaders, Inc. (the "Company"), a Delaware corporation, we set forth below the Company's response to the comment (the "Comment") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided via your March 14, 2006 letter regarding the Company's Pre-Effective Amendment No. 5 to its Registration Statement on Form S-1/A ("Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act"), as filed with the Commission on February 28, 2006. The Company filed Pre-Effective Amendment No. 6 solely for the purpose of filing outstanding exhibit documents. The Company is filing Pre-Effective Amendment No. 7 (the "Amendment") to its Registration Statement in order to respond to the Comments and to make such other changes as the Company deems appropriate.

         For your convenience, each response follows the sequentially numbered Comment copied in bold italics from your letter of March 14, 2006. When we refer to pages or notes in this letter, we refer to the page or note numbers in the Amendment. Capitalized terms used in this letter and not otherwise defined have the respective meanings assigned them in the Amendment.






 ABU DHABI | BEIJING | BRUSSELS | DUSSELDORF | FRANKFURT | HONG KONG | LONDON |
   MANNHEIM | MENLO PARK | MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO |
            SAO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 5 to the Registration Statement on Form S-1


General
-------

1. We note the disclosure in your registration statement that "Based on the experience of our management, we believe that an investment in an insurance-related business in the size range of this offering will provide a sufficient `critical mass' upon which to develop a productive and profitable business in the insurance-related industry." However, the Staff notes that your proposed offering amount decreased from $150 million to $125 million in Amendment Four and from $125 million to $100 million Amendment Five. Please expand upon the experience of your management that allows it to believe that an offering amount only two-thirds of that originally envisioned still provides sufficient critical mass upon which to develop a productive and profitable business.

Based on the management's numerous years of experience serving as senior executives, directors, principals and/or advisors of multiple companies in the insurance-related industry as evidenced by the disclosure under "Prospectus Summary - Expertise of Directors and Officers," "Proposed Business - Expertise of Directors and Officers" and "Management - Directors and Officers", and considering the various sizes of successful insurance-related businesses and viable business models, the management continues to believe that this offering amount will be more than adequate in completing a business combination so as to provide a sufficient "critical mass" upon which to develop a productive and profitable business in the insurance-related industry. As disclosed in the Risk Factors, the Company may also seek additional equity and debt financing in addition to using the net proceeds from the offering to effect a business combination.


2. Please file copies of all documents intended to be used as exhibits to your registration statement with your next filing.

On March 14, 2006, the Company filed all remaining exhibits in its Pre-Effective Amendment No. 6 to its Registration Statement.


3. In connection with the preceding comment, please provide an analysis as to the manner by which the Trust Agreement operates in the case of a proposal to change the Company's Certificate of Incorporation resulting in the ability of shareholders to convert their pro rata shares of the trust account. It does not appear to the Staff that the agreement currently addresses such circumstances. Additionally, please file a complete copy of the document with your next amendment, including the forms of Termination Letters to be attached as Exhibits A and B.

The Company filed a revised Trust Agreement as Exhibit 10.9, including forms of termination letters, providing the mechanism for the release of funds and/or the extension of time to complete a business combination in the event that stockholders elect to convert their shares upon an amendment to Article VI of the Company's certificate of incorporation.

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 5 to the Registration Statement on Form S-1


4. We note the disclosure that, if the company is unable to complete a business combination and forced to liquidate, certain of its directors and officers have agreed to be personally liable, on a joint and several basis, for ensuring that the proceeds in the trust account are not reduced by the claims of vendors and, additionally, that such directors and officers may not be able to satisfy those obligations. Please expand upon the commitments made or to be made by your officers and directors and the uncertainty of such commitments, including specific disclosure with respect to whether such commitments will continue in the case of any proposal to change the company's Certificate of Incorporation.

The Company confirms that each of Messrs. Levine, de Jonge, Lauricella and Strenger and Ms. Butler have agreed to continue to be personally liable, on a joint and several basis, for ensuring that the proceeds in the trust account are not reduced by the claims of vendors. For purposes of clarification, the Company has revised the disclosure under the sections entitled "Risk Factors," "Proposed Business - Amended and Restated Certificate of Incorporation," "Proposed Business - Effecting a Business Combination - Liquidation if no business combination" and "Principal Stockholders" so that the relevant portions state as follows:


         "Each of Messrs. Levine, de Jonge, Lauricella and Strenger and Ms. Butler has agreed to be personally liable, on a joint and several basis, for ensuring that the proceeds in the trust account are not reduced by the claims of vendors for services rendered or products sold to us as well as claims of prospective target businesses for fees and expenses of third parties that we agree in writing to pay in the event we do not complete a combination with the business. These obligations of Messrs. Levine, de Jonge, Lauricella and Strenger and Ms. Butler will remain in place even if the period within which to consummate a business combination is extended by an amendment to our amended and restated certificate of incorporation. However, Messrs. Levine, de Jonge, Lauricella and Strenger and Ms. Butler may not be able to satisfy their obligations."


5. In connection with the preceding comment, please expand upon your disclosure with a comparison of the respective financial, administrative and timing issues as to the conversion feature of the offering and the liquidation feature of the offering, including, as applicable, any resulting incentive for investors to seek recovery through conversion rather than liquidation, especially in the case of any proposal to change the company's Certificate of Incorporation.

The Company added the requested disclosure in the form of risk factors as provided below at the front of the "Risk Factors" section and similar disclosure in the section entitled "Proposed Business - Amended and Restated Certificate of Incorporation":

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 5 to the Registration Statement on Form S-1


         "Stockholders who elect conversion at the time of the business combination vote may receive less than those who elected conversion at the time of a vote, if any, to amend our amended and restated certificate of incorporation.

                  If our stockholders approve an amendment that extends the time to complete our initial business combination, we may incur more expenses or be subject to claims of creditors in connection with the completion of a business combination. While certain of our directors and officers have agreed to be personally liable, on a joint and several basis, for ensuring that the proceeds in the trust account are not reduced by the claims of vendors for services rendered or products sold to us as well as claims of prospective target businesses for fees and expenses of third parties that we agree in writing to pay in the event we do not complete a combination with such business, these directors and officers may not be able to satisfy their obligations. If our trust account were reduced, those public stockholders who do not elect to have their shares converted at the time of the amendment vote, but elect to have their shares converted at the time of the proposed business combination vote, may receive a lower per-share conversion price than they would have received on the earlier conversion. As a result, there may be an incentive for stockholders to vote against any amendment to extend the time to complete a business combination.

         Any amendment to the provisions of our amended and restated certificate of incorporation relating to the procedures for consummation of our initial business combination may result in a substantial reduction in the funds held in the trust account.

                  If our stockholders approve an amendment to the provisions of our amended and restated certificate of incorporation that pertain to restrictions and requirements in connection with our initial business combination, we would be obligated to convert to cash up to 20% of our outstanding shares in connection with such amendment, and up to an additional 20% of the shares issued in this offering in connection with the vote on our initial business combination. If we were to amend these provisions of our amended and restated certificate of incorporation, and a substantial number of shareholders vote against the amendment and elect to convert their shares to cash, the resulting reduction in the funds remaining in the trust account may lead us to acquire a smaller business or to own a smaller percentage of the business we acquire, or to issue additional equity or debt securities in order to complete a business combination."

Prospectus Cover Page
---------------------

6. We note your disclosure on the cover page including the proceeds of the D&O Rights offering with the proceeds of the public offering. It is unclear to the staff whether it is your intent to publicly offer the D&O Rights. If so, it appears as though this offering may be directed share offering, and in such case appropriate disclosure, including; (i) a description of the mechanics of how and when these rights were or will be offered

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 5 to the Registration Statement on Form S-1


         and sold to investors in the directed share program for this offering;
         (ii) how the prospective recipients and number of reserved securities is determined and how the prospective recipients of the reserved securities will indicate their interest in purchasing the securities;
         (iii) how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used; (iv) whether any electronic communications or procedures be used by the underwriter or the company, such as e-mail; (v) a discussion of the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you; (vi) how do the procedures for the directed share program differ from the procedures for the general offering to the public; (vii) when do the purchasers become committed to purchase their rights and (viii) copies of all written communications with prospective purchasers about the directed offering should be provided. Alternatively, the disclosure should be revised to clarify that the D&O Rights offering will be undertaken as a private placement and a brief discussion of the basis for such offering as a private placement should be provided. We may have further comment.

The Company expects that all of the D&O Rights will be subscribed for by the directors and officers, their affiliates and/or their designees through a private placement. The Company has clarified its disclosure on the prospectus cover page of the Amendment to read as follows:


         "The net proceeds we receive from this offering of $91.4 million and the $1.7 million proceeds from the issuance and sale of the D&O rights as described in the sections entitled "Certain Relationships and Related Transactions--D&O Rights" and "Description of Securities--D&O Rights," together with the 2.5% deferral of the underwriting discount described above, totaling $95.6 million (approximately $7.65 per unit), will be deposited into a trust account at JPMorgan Chase Bank, NA, maintained by JPMorgan Chase Bank, NA, acting as trustee, and will be paid to the public stockholders in the event of liquidation or in the event less than 20% of our public stockholders elect to convert their shares of common stock in connection with our initial business combination."



Additionally, the Company has included the following risk factor regarding the potential rescission rights of the purchasers of the D&O rights in the private placement:


         "If the sale of the D&O rights was not conducted in compliance with applicable law, the purchases may have the right to rescind their purchases. Their rescission rights, if any, may require us to refund an aggregate $1.7 million to them, thereby reducing the amount in the trust account available to us to consummate a business combination, or, in the event we do not complete a business combination within the period prescribed by this offering, the amount available to our public stockholders upon our liquidation.


                  Although we believe that we have conducted the private placement in accordance with applicable law, there is a risk that the D&O rights were not issued in compliance

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 5 to the Registration Statement on Form S-1


         with the Securities Act and applicable blue sky laws. Although the purchasers have waived their rights, if any, to rescind their D&O right purchases as a remedy for our failure to comply with applicable law, their waivers may not be enforceable in light of the public policy underlying Federal and state securities laws. If the purchasers bring a claim against us and successfully assert rescission rights, we may be required to refund an aggregate $1.7 million with interest thereon, to them, thereby reducing the amount in the trust account available to us to consummate a business combination, or in the event we do not complete a business combination within the period prescribed by this offering, the amount available to our public stockholders upon our liquidation."

Amended and Restated Certificate of Incorporation, page 55
----------------------------------------------------------

7. We note your disclosure that the company and the board of directors have no "present intention to propose" amendments to the provisions of the certificate containing "certain requirements and restrictions relating to this offering." To the extent that such disclosure indicates that such provisions are subject to amendment and/or deletion in the future, provide a thorough discussion of the consequences of such revisions to each of the company, the board of directors and the stockholders of such revisions, including but not limited to the financial, economic and legal consequences on each group. Alternatively, clarify the disclosure to indicate that such provisions will not be revised or amended. We may have further comment.

The Company has revised its disclosure in the section entitled "Proposed Business - Amended and Restated Certificate of Incorporation" to provide additional information with respect to a potential amendment to the certificate of incorporation:

         "Neither we, nor our board of directors, have any present intention to propose, or seek stockholder approval of, any amendment of these provisions. However, our board of directors determined that an 80% super-majority vote, rather than the unanimous vote required by many other blank check companies, was an appropriate percentage for approval of any amendment to these provisions of our amended and restated certificate of incorporation because our directors believe that it is in the best interests of our stockholders for the directors to have an ability to revise the procedures for consummating a business combination. In addition, the directors believe that they would not be able to appropriately fulfill their fiduciary duties if they were prevented by our certificate of incorporation from proposing an amendment that they determine would be in the best interests of our stockholders. For example, if we enter into a definitive agreement with a target for a business combination, but are unable to complete the business combination transaction within 24 months from the date of this prospectus, our board of directors could determine that it is in the best interests of our stockholders to amend our amended and restated certificate of incorporation to extend the deadline to complete the business combination....

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 5 to the Registration Statement on Form S-1


         Since we are obligated to convert to cash up to 20% of our outstanding shares in connection with an amendment process, if any, and up to an additional 20% of the shares issued in this offering in connection with the vote on our initial business combination, the resulting reduction in the funds remaining in the trust account may lead us to acquire a smaller business or to own a smaller percentage of the business we acquire, or to issue additional equity or debt securities in order to complete a business combination. In addition, if our stockholders approve an amendment that extends the time to complete our initial business combination, we may incur more expenses or be subject to claims of creditors in connection with the completion of a business combination. While certain of our directors and officers have agreed to be personally liable, on a joint and several basis, for ensuring that the proceeds in the trust account are not reduced by the claims of vendors for services rendered or products sold to us as well as claims of prospective target businesses for fees and expenses of third parties that we agree in writing to pay in the event we do not complete a combination with such business, these directors and officers may not be able to satisfy their obligations. If our trust account were reduced, those public stockholders who do not elect to have their shares converted at the time of the amendment vote, but elect to have their shares converted at the time of the proposed business combination vote, may receive a lower per-share conversion price than they would have received on the earlier conversion. As a result, there may be an incentive for stockholders to vote against any amendment to extend the time to complete a business combination."


                                    * * * * *


The Company has directed me to acknowledge on its behalf that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to the Comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

North American Insurance Leaders, Inc.
Registration File No. 333-127871
Pre-Effective Amdt. No. 5 to the Registration Statement on Form S-1


Please note that the Company plans take the offering effective within the next few days. Toward that end, should the Staff have require any additional clarification, please let us know as soon as possible as the Company will request acceleration of effectiveness later today.

Thank you for your prompt attention to the Company's response to the Comment. If you have any further comments, or if you require additional information, please do not hesitate to contact me at the telephone number appearing above.

                                                      Sincerely,

                                                      /s/  Thomas J. Friedmann

                                                      Thomas J. Friedmann


cc:      Mike Karney, Securities and Exchange Commission
         John Zitko, Securities and Exchange Commission
         William R. de Jonge, North American Insurance Leaders, Inc. Ann Chamberlain, Bingham McCutchen LLP


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